

January 11, 2023

Xiao Jun Kong
Chief Executive Officer, Chief Financial Officer
China Foods Holdings Ltd.
Room 2301A China Resources Building
26 Harbour Road
Wanchai, Hong Kong

> **Re: China Foods Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Three Months Ended March 31, 2022**
> **Response dated December 28, 2022**
> **File No. 001-32522**

Dear Xiao Jun Kong:

We have reviewed your December 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Correspondence Filed December 28, 2022

Item 1. Business, page 3

1. We note your response to prior comment 1 and your proposed disclosure regarding your wine business and the number of employees that you have. Please further revise your disclosure to include more details about your business, including, but not limited to, a more detailed description of your products, distribution methods, competitive business conditions, and the sources and availability of raw materials and the names of principal suppliers. Please ensure that your disclosure addresses all of the requirements set forth in Item 101(h).

Form 10-Q for the Three Months Ended March 31, 2021
Note 2. Summary of Significant Accounting Policies
Disaggregation of Revenue, page 13

2.   Please revise your proposed disclosure to include the sales and related costs of sales of healthcare products in the Healthcare segment in the second table.

Exhibits

3.   We note your response to prior comment 7 and reissue in part. Please also include a description of your securities as an exhibit to your amended 10-K as required by Item 601(b)(4)(vi).

General

4.   We note your response to prior comment 9, and your revised proposed disclosure regarding the consequences of the HFCAA and the passage of the Accelerating Holding Foreign Companies Accountable Act by the U.S. Senate. Please revise your proposed disclosure further to note that the HFCAA's timeline for a potential trading prohibition has now been shortened from three years to two years, as part of the Consolidated Appropriations Act, 2023, which was signed into law on December 29, 2022.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Conn Flanigan